
fc FEMALE CONDOM
fc2 FEMALE CONDOM

a growing CONSENSUS

The Female Health Company 2008 Annual Report

Financial Highlights

	2008	2007	2006
Net Revenues	$ 25,634	$ 19,320	$ 14,824
Net Income	4,967	1,694	282
Net Income per Common Share	0.18	0.06	0.01
Selling, General and Administrative Expenses	7,038	5,864	4,820
Weighted Average Common Shares Outstanding	27,983	26,399	26,495
Preferred Shares Outstanding	308	529	529

Years Ended September 30 *In thousands, except per-share data*



30000
25000
20000
15000
10000
5000
$ 25,634
$ 19,320
$ 14,824
$ 11,162
$ 8,982
2004
2005
2006
2007
2008

Net Revenues



35000
30000
25000
20000
15000
10000
34,740
25,900
19,619
13,895
12,182
2004
2005
2006
2007
2008

Unit Sales



5000
4000
3000
2000
1000
0
-1000
-2000
-3000
$ 4,967
$ 1,694
$ 282
($ 1,356)
($ 2,019)
2004
2005
2006
2007
2008

Net Income (Loss)

The Female Condom has remarkable potential to prevent sexually transmitted diseases and contribute to improved women's health.



Contents

Message from the Chairman and C.E.O.

Worldwide consensus builds for a unique form of protection women can control.

The demand for FC Female Condoms showed significant growth in 2008.

Two critical factors have increased the commitment of the global community to prevent further spread of the human immunodeficiency virus (HIV) and to control the acquired immune deficiency syndrome (AIDS) pandemic:

- **First, the increasing feminization of HIV/AIDS.** Nearly half of all new cases reported are among women. Sadly, in Sub-Saharan Africa, the rate frequently exceeds 60 percent.
- **Second, consensus regarding the essential role FC Female Condom plays in preventing HIV/AIDS.** Women at risk are increasingly demanding a method they can use for prevention. In addition, governments and global public agencies recognize disease prevention is much less costly than treatment, and is more humane given the long-term physical and emotional consequences endured by patients and families.

These dual developments generated growing demand for our products—FC Female Condom (FC1) and FC2 Female Condom (FC2)—that respond to urgent needs for improved female health. In FY2008, the Company supplied 34.7 million Female Condoms, up 34 percent from the previous fiscal year and nearly triple the number sold five years ago.

The Female Health Company continues to innovate and extend the protection globally. In January 2008 the Company submitted the FC2 premarket approval (PMA) application to the Food and Drug Administration (FDA). In December 2008, the OB-GYN Device Advisory Panel unanimously recommended that the FC2 PMA be approved. Final approval will be contingent on agreement with the FDA regarding FC2 product labeling.

FC Female Condoms were shipped to 93 countries in FY2008. To meet demand, FHC expanded FC2 manufacturing capacity in Malaysia. In addition, in conjunction with our partner Hindustan Latex Limited, a new FC2 manufacturing facility was brought on line in Kochi, India.

In FY 2008, FHC posted outstanding results:

- Revenues increased 33 percent and unit sales rose 34 percent.
- FHC operating earnings were $3.2 million, up 252 percent.
- Pretax earnings, excluding currency gains/losses, were $3.2 million, up 245 percent.
- Net income attributable to common shareholders, including currency gains and losses and tax benefits, totaled $4.8 million, an increase of 215 percent.
- The Company generated $4.2 million in cash from operations, and ended the fiscal year holding $2.1 million in cash, no debt and $1.5 million in unused credit lines.
- The Company's Board increased the number of shares that can be repurchased to 2 million and extended the program through December 2009. As of January 19, 2009, the company has repurchased 1.5 million shares.

The Company's strong financial position enables FHC to increase manufacturing capacity, broaden FC2 availability, and build greater Female Condom awareness and access by working closely with public health advocates, agencies and governments. Details of these partnerships, established throughout the world, are presented in this report.

Our successes, however, represent a fraction of the remarkable potential FC Female Condoms have to prevent sexually transmitted infections and contribute to improved women's health. I thank our shareholders and dedicated employees for making these developments possible. With strong and continuing support, we strive to realize the full potential of the Female Condom, enhance shareholder value and increase protection for women worldwide.

O.B. Parrish
Chairman and Chief Executive Officer

Persuasive advocacy fuels global collaboration.

In 2008 a growing consensus emerged that FC Female Condom is an essential product protecting women from sexually transmitted infections and HIV/AIDS. Clear statements of advocacy have been issued by leading organizations. The result: a growing number of collaborations internationally, increasing the momentum for improved access to FC Female Condoms.

The Female Condom is regarded as the preeminent woman-initiated form of prevention against HIV. The Female Health Company (FHC) provides unique tools and outreach programs that help women throughout the world negotiate safer sex and increase protection.

The importance of having female condoms available as part of the HIV/AIDS armamentarium was reemphasized at the 17th International AIDS Conference in August 2008 in Mexico City. FHC supported the Prevention Now! Campaign during the weeklong conference. An FHC training expert demonstrated use of FC Female Condoms and answered questions from conference participants. At one point, an impromptu rally took place: women, men and youth danced, chanted, and rallied, demanding increased funding and support for female condoms.

Three organizations—**The Center for Health and Gender Equity (CHANGE)**, **National Women's Health Network** and **AIDS Foundation of Chicago**—facilitated an international strategy meeting a month after the conference concluded in Mexico City. An audio conference call educated scores of activists, service providers and donors from around the world about female condom developments, including FHC's products.

Serra Sippel, executive director of **CHANGE**, moderated the call and briefed participants on AIDS conference events focusing on Female Condoms. CHANGE's 2008 report, *Saving Lives Now: Female Condoms and the Role of U.S. Foreign Aid*, has documented U.S. investment in global FC Female Condom procurement, distribution and programming.

The executive summary of *Saving Lives Now* emphasizes that international donors and governments "cannot afford to overlook the only available HIV prevention intervention that was designed to allow women to initiate protection: female condoms."

Bidia Deperthes, HIV/AIDS technical advisor for comprehensive condom programming at the **United Nations Population Fund (UNFPA)**, discussed the UNFPA's Female Condom Initiative (FCI), which is under way in more than 20 countries. UNFPA identifies areas of need where HIV/AIDS rates are high, and is one of the most important organizations collaborating with FHC.

Lucie van Mens, coordinator with **Oxfam-Novib** (The Netherlands), reported on the international Universal Access to Female Condoms (UAFC) Joint Programme. She maintained that women should not have to prove a demand for the female condom. "Male condom protagonists don't have to prove demand," she said, "and we should push for parallel acceptance by governments and donors on the basis of the importance of freedom of choice."

Amy Allina, program director of the National Women's Health Network, based in Washington, D.C., concluded the meeting with an update on the U.S. Food and Drug Administration (FDA) review of FC2 Female Condom. Approval will enable distribution of FC2 within the U.S. borders, and, equally as important, lead to greater FC2 distribution in nations with Female Condom HIV/AIDS education programs supported by U.S. funding.

Persuasive advocacy and collaboration are binding together multiple organizations. The Prevention Now! Campaign, organized and implemented by CHANGE, is working to prevent the spread of HIV, reduce unintended pregnancy, and advance the sexual and reproductive health and rights of people worldwide. More than 200 organizations in 46 countries, along with nine global organizations, support this campaign (www.preventionnow.net).

Perspectives from the 17th International AIDS Conference: *Photo top left:* Oxfam-Novib press conference, "Failing Women, Withholding Protection." *Center:* Universal Access to Female Condoms rally. *Bottom:* Female Condom information kiosks.


XVII International AIDS Conference
3-8 August 2008, Mexico City
XVII International AIDS Conference
3-8 August 2008, Mexico City
AIDS 2008



"Female Condom advocacy and collaboration are clearly on the rise, leading to improved access worldwide," according to Mary Ann Leeper, FHC senior strategic advisor. "FHC continues to provide instructional programming in many countries. As FHC's Global Public Sector team collaborates with influential organizations worldwide, our products are being recognized as an essential method for improving women's health."









Comprehensive training is crucial for successful introduction of the Female Condom. FHC tailors messages appropriately given cultural norms varying by country and province. In this photo, women in Yala, Thailand, attend a workshop enabling them to understand how to use the Female Condom effectively.

Panel unanimously recommends FDA approval of FC2.

At the start of the 2008 calendar year, FHC submitted the second-generation FC Female Condom (FC2) premarket approval (PMA) application to the Food and Drug Administration (FDA). Not long after the close of the 2008 fiscal year, FHC received very promising news:

On Dec. 11, 2008, FDA's OB-GYN Device Advisory Panel met and unanimously recommended that the FC2 PMA be approved. Final approval by the FDA will be contingent on agreement regarding FC2 product labeling.

Final FDA approval is eagerly awaited because, once approved for use in the United States, FC2 becomes acceptable for distribution in many other countries through aid programs financed by the United States. FC2 Female Condoms, for example, could be purchased by the United States Agency for International Development (USAID) for distribution abroad.


FEMALE CONDOM

For many years, USAID has been among the largest international donors supporting condom distribution for HIV/AIDS prevention. Early in FY2009, for example, FHC received an order from USAID to deliver 8.1 million Female Condoms.

Final FDA approval will lead to increased volume demand through USAID purchases. The anticipated increased volume will result in decreased costs per unit to all public-sector agencies, including USAID, country governments and international non-government agencies (NGOs).

The FDA review process follows a decision by the World Health Organization in 2006, which, based on extensive scientific review, cleared FC2 for bulk procurement by United Nations agencies. In addition, the European Union, and national governments in India and Brazil, have approved FC2.

Developing increasingly affordable protection

At first glance, the two Female Condoms, FC1 and FC2, are very similar in appearance.

FC2, which is made of a nitrile polymer, is formed by dipping, rather than welding multiple polyurethane components. FC2 performs to the standards set by FC1, which has demonstrated safety and effectiveness. Clinical data show that FC1 and FC2 are functionally equivalent when used correctly and consistently.

"FC2 is simpler and less costly to produce, particularly for high-volume production runs," explains O.B. Parrish, FHC chairman and chief executive officer. "Cost reduction and the increasing number of regulatory approvals world-wide will lead to greater access and more affordable protection for women."


FC1
FC2

The arrow points to the barely visible welded seam on the FC1.

FHC continues to register FC2 in additional countries to increase distribution and make Female Condoms more affordable worldwide. FC2 now accounts for 40 percent of FHC sales in FY2008, compared to 17 percent in FY2007. Assuming the FDA issues final approval of FC2, the percentage of FC2 sales compared with FC1 sales is expected to rise.

Increasing production capacity in Malaysia and India.

FHC experienced rising demand for FC1 and FC2 Female Condoms, reflected in total sales of 34.7 million units in FY2008, up 34 percent from FY2007.

As a point of comparison, the 2008 figure is almost triple the 12.6 million units sold five years ago. To meet demand, FHC has expanded production capacity.

FC1 is manufactured in the United Kingdom, whereas FC2 is produced at two locations in Asia:

- In 2008, FHC expanded FC2 manufacturing capacity in Selangor D.E., Malaysia.
- In conjunction with FHC's partner in India, Hindustan Latex Limited (HLL), FHC in 2008 brought on line another FC2 facility in Kochi, India.

The new facility in India will help "enable millions of vulnerable women to stay protected from HIV and other sexually transmitted infections," according to M. Ayyappan, chairman and managing director of HLL.

In FY2008, Female Condoms—including FC1 and FC2—were shipped to 93 countries. High-quality production facilities enable FHC to meet the growing worldwide demand for both units.

There is a vast untapped market for Female Condoms. In 2007, according to Donna Felch, FHC's chief financial officer, more than 11 *billion* male condoms were delivered throughout the world, compared with 26 *million* Female Condoms. "We've only begun to penetrate the market," she said, "providing a form of protection from HIV/AIDS and sexually transmitted infections that women themselves can use."



Participating in a special ceremony in Kochi, India, to inaugurate the production of FC2 were, from left to right: Donna Felch, VP and CFO, Mike Pope, VP UK and Malaysian Operations, and O.B. Parrish, Chairman and CEO, all of FHC; and M. Ayyappan, Chairman and Managing Director of HLL.



FHC manufacturing has expanded to meet increasing demand: *Top:* An inside view of the expanded manufacturing facility in Selangor D.E., Malaysia. *Above left:* Quality assurance is essential for human health products. This photo illustrates the water-leak testing process. *Above center:* Physical and microscopic examination of an FC2 Female Condom. *Above right:* Sanitary conditions are maintained throughout FHC facilities. In this photo, Female Condoms are packed and prepared for distribution.




care
female

Partnering around the world to improve access.

FHC programs succeed through community involvement and a strong emphasis on education. Members of the FHC Global Public Sector (GPS) team work with numerous organizations to establish effective outreach programs.

Peer educators and trusted service providers have a strong effect on individual decisions to use Female Condoms. Research studies conducted in Zimbabwe and Brazil, for example, show that individuals most likely to use and continue using FC are those with access to community outreach programs.

Consequently, the next section of this report—focusing on Africa, Asia Pacific and the Americas—documents ways in which the GPS team collaborates with organizations throughout the world to educate people about Female Condoms. The following section is not exhaustive (i.e., FY2008 initiatives in every country are not detailed) but is intended to illustrate the breadth of outreach.

Africa: Global Public Sector team expands to address urgent needs.

Two-thirds of the world's estimated 33 million HIV-infected people live in Sub-Saharan Africa, and the pandemic is taking an increasing toll on women and children. In addition, Sub-Saharan Africa is home to nearly 90 percent of all children living with HIV, according to *The Changing HIV/AIDS Landscape*, a 2008 World Bank report.

In 2008 FHC expanded the GPS team in Africa. FHC continues to work closely with UNFPA's Female Condom Initiative on Comprehensive Condom Programming (CCP) for HIV Prevention. The UNAIDS Committee of Cosponsing Organizations in 2002 endorsed UNFPA as the lead agency for CCP.

The goal of CCP is: "To develop strategies and programs wherein every sexually active person at risk of HIV and sexually transmitted infections—regardless of age, marital status, gender, sexual orientation, economic situation—has access to good quality condoms when and where s/he needs them, is motivated to use male or female condoms as appropriate, and has the information and knowledge to use them consistently and correctly."

The CCP goal is well aligned with the goals of FHC, which works closely with UNFPA not only in Africa but also throughout the world.

In **South Africa**, the GPS team supports the National Department of Health in the development of a tender document for FC Female Condom and supports all nine of the country's provincial health departments. The GPS team assists with logistics and planning of supplies, instructing lead trainers, offering technical assistance and supporting data collection to the National Management Information System. The GPS team also supports individual clinics and NGOs with access to FC Female Condom program planning and implementation, and capacity building.

In **Botswana**, **Malawi** and **Zambia**, the GPS team provides public health practitioners with master training on FC promotion and use. The team also offers technical assistance on situational analyses in the Southern Africa Development Community (SADC) region to the Organization of African First Ladies. Members of this organization plan to champion FC in each of their member nations.

In **Nigeria**, a GPS team representative in November 2007 supported a field assessment and facilitated a workshop to develop a five-year operational plan for male and female condoms.

Top: Promotional events help spread the word about Female Condoms and how they can be used to protect women and men from HIV/AIDS. Daniel S. Toe of the Family Planning Association of Liberia offers Female Condom samples at a market in Monrovia, Liberia. *Bottom:* Members of FHC's Global Public Sector team met in 2008 in Zambia with Society for Family Health representatives.

In February 2008, the GPS team made a presentation in Ouagadougou, **Burkina Faso**, at an international conference organized by the Society of Women Against AIDS in Africa (SWAA), a strong advocate for FC Female Condoms. The GPS team supported The Condom Project at this conference.

With guidance from the Population Council of Senegal and funding by UNFPA headquarters, situational analyses on male and female condoms were conducted in **Liberia**, **Sierra Leone**, **Burkina Faso**, **Mauritania** and **Democratic Republic of Congo** (DRC). The GPS team reviewed reports for each of these nations and assisted with facilitation of some of their strategy workshops. Five-year strategic plans were developed for Liberia, Sierra Leone and Burkina Faso; plans for Mauritania and DRC are likely to be finalized in 2009. In **Congo Brazzaville**, **Gabon** and **Ghana**, the GPS team currently supports the establishment of FC task forces.

In **Cameroon**, the GPS team provided information on FC Female Condoms, strategic planning assistance, and support for the development of the Universal Access for Female Condom Project (UAFC). FHC provides technical assistance and is a key partner in this project, funded by Oxfam Novib, the World Population Foundation (WPF), International Development Association (IDA) Solutions and the Dutch government, once again illustrating how FHC partners with numerous organizations throughout the world to improve access to Female Condoms.

In **Uganda**, the government encourages women to use Female Condoms as part of the effort to reduce HIV/AIDS rates. The government procured more than 100,000 Female Condoms as it launched a new campaign. Dr. Nathan Mugisha of the ministry of health, speaking in Kampala, said Female Condoms will help empower women who are the most vulnerable group in the HIV/AIDS fight.

Asia Pacific: India leads the region in outreach.

Women are increasingly at risk for HIV infection in the Asia Pacific region, and GPS team members are working in large cities and in villages to educate women as well as men about Female Condoms.

In **India**, FHC continued in 2008 to work closely with the Hindustan Latex Family Planning Promotion Trust. Findings from a December 2007 assessment were disseminated within India and internationally to advocate for increased supplies of Female Condoms. Following release of the findings, the National AIDS Control Organization in India procured a further 1.5 million FC2s to scale up distribution in 2009.

FC2 Female Condoms for distribution in India are being manufactured in a newly commissioned factory in Kochi. The technical collaboration between FHC and HLL has been supported in part by the British Government's Department for International Development through the Business Linkages Challenge Fund.

FC2—which FHC manufactures in India and in Selangor, D.E., **Malaysia**—is currently being distributed in the Asia Pacific region in **India**, **Sri Lanka**, **Fiji**, **Mongolia**, **Myanmar** and **Papua New Guinea** (PNG).

In general, Asia Pacific efforts have focused on small-scale social marketing activities targeting high-risk groups. Plans are emerging in several nations, however, to adopt a more integrated approach.

In 2008 the UNFPA, in partnership with the National Centre of Maternal and Child Health, introduced FC in its reproductive health program in **Cambodia**. The GPS team drew on global experiences to create culturally sensitive communications materials for use by trainers, service providers in public health clinics and community-based organizations. The GPS team trained National Centre of Maternal and Child Health staff, and these staff members will cascade training throughout five Cambodian provinces where FC will be introduced.

In **Laos**, Family Health International (FHI) promotes the Female Condom to sex workers in beer shops. FHI advocates a more comprehensive and coordinated approach to programming for both male and female condoms. The GPS team met with FHI representatives in November 2008 to document Female Condom activities and meet with stakeholders to discuss integrated ways to take programming forward.

Top: In an effort to reduce HIV/AIDS, sex workers and their partners attend a "Lovers Meeting" in Tamil Nadu, India, to learn about Female Condoms. Including men in all aspects of Female Condom promotion increases acceptability and use. *Bottom:* A photographic image prepared for a promotional poster in Cambodia, part of culturally sensitive communication materials prepared for this Southeast Asian nation, where FC2 Female Condoms will be introduced as a birth-spacing method.







The Americas: Reaching out to Portuguese, Spanish and English-speaking nations.

Government commitment is a key element for successful Female Condom initiatives. In the Americas, **Brazil** exemplifies how a strong government commitment is critical for effective FC programming.

In Brazil, Female Condoms are distributed with male condoms to reinforce the idea that both women and men are responsible for sexual and reproductive health. Since introducing FC1 in Brazil in 1997, more than 16 million Female Condoms (FC1 and FC2) have been distributed.

As part of a comprehensive sexual and reproductive health and HIV prevention program, Female Condoms have been shown to give women more options for protecting themselves, enhance empowerment and well being, and increase safer sex practices.

FHC has strengthened its ongoing commercial partnership with Semina in the development of marketing and promotion strategies for FC2, approved in 2007 for distribution in Brazil. Semina invited FHC to share a booth during the Brazilian AIDS Prevention Congress, when FC2 was introduced to participants.

Apart from Brazil, the introduction of FC2 across South America and Central America is in the early stages. In 2008, the UNFPA Female Condom Initiative began to include Spanish-speaking countries such as **Argentina**, **Peru**, **Paraguay**, **Ecuador** and **Nicaragua**.

In total, nine Latin regional and national workshops were conducted from August 2007 to May 2008 as part of the UNFPA Female Condom Initiative. Participants received factual information about the Female Condom and advocacy material.

In August 2008 FHC participated in the 17th International AIDS Conference (IAC). At the conference, held in Mexico City, 55,000 condom packets—including a Female Condom, a male condom and an educational mini disc—were distributed. This effort provided another illustration of how FHC collaborates with UNFPA and UNAIDS, adding to the global consensus on the importance of this product for women. The IAC included more than 15 events—such as trainings, conferences and seminars—discussing female condoms. At least 33 English-language and 47 Spanish-language articles on female condoms emerged.

As part of a comprehensive sexual and reproductive health and HIV prevention program, Female Condoms have been shown to give women more options for protecting themselves, enhance empowerment and well being, and increase safer sex practices.

Left: Geraldo Mattar Jr. (top) and Carol Siqueira (right), both of Semina, joined with FHC Program Advisor Simone Martins to staff a booth at the Brazilian AIDS Prevention Congress, held in June 2008.

FC Advocacy in New York City.

Citizens in developed nations frequently tend to forget that HIV/AIDS remains a serious problem, and one that afflicts minority communities in particular:

- Although African Americans represent about 13 percent of the U.S. population, they account for 45 percent of new HIV/AIDS diagnoses.
- Latina women in the U.S. represent 16 percent of all new HIV infections, a rate four times higher than the rate for non-Latina white women.

Minority groups tend to be concentrated in U.S. cities, and one of the country's most progressive FC programs is in New York City (NYC). Under NYC Mayor Michael Bloomberg's direction, there has been increased emphasis on HIV/AIDS prevention in recent years.

The latest sign: During FY2008, FHC received a bid award for 2 million Female Condoms from the NYC Department of Health and Mental Hygiene. NYC distributes the condoms free of charge at roughly 100 centers throughout the city's five boroughs.

"I want to make sure there is a Female Condom in the hands of anyone who wants to use it," said Monica Sweeney, assistant commissioner of the NYC Health Department's HIV Prevention and Control Bureau (*Daily News*, June 16, 2008).

Given that the U.S. medical and pharmaceutical charges for treatment for one individual AIDS patient can run in the hundreds of thousands of dollars, investment in FC distribution is money well spent.

In 2008, NYC's AIDS program reported 410 fewer AIDS cases vs. the previous year, attributing the success in part to distribution of millions of condoms. In addition, the New York State AIDS Institute completed a statewide study of FC promotion and outreach. Preliminary findings show a significant increase, 37 percent, in FC use.

Statistics cited in this article from the U.S. Centers for Disease Control, New York City and the Kaiser Foundation.

A Female Condom Timeline

Investors and public sector collaborate over two decades

The Female Condom is a remarkable example of the results of steady private-public collaboration. It took two decades of patient development for the company to become profitable.

Since the mid-1980s, private investors have put up more than $140 million to develop, secure regulatory approvals and launch the Female Condom. Annual losses for FHC and predecessor company Wisconsin Pharmacal Company (WPC) occurred for the first 18 years, from 1988 to 2005.

Global public sector agencies, country governments and public and private donors have been instrumental in helping the Female Condom gain greater acceptance. Female Condoms are now available in 100 countries worldwide.

Surmounting multiple barriers

The need for HIV/AIDS prevention is obvious, yet FHC encountered a number of barriers in developing the market:

- Initial lack of support from a number of public and private groups who were skeptical the product would be used by women.
- Social mores in many countries reflected the belief that distribution of condoms would encourage sexual promiscuity and abstinence should be emphasized.
- Lack of funding for HIV/AIDS prevention.
- As a first-of-its-kind product, people needed to be educated how and why to use the Female Condom.
- Comparatively high production costs vs. male condoms, which benefit from economies of scale.

FHC has addressed all of these challenges since the 1990s, making steady progress in greater support for and acceptance of Female Condoms. Multiple clinical studies consistently demonstrated that, when the Female Condom was made available as an option there is a higher percentage of protected sex acts.

Important milestones in the development of the Female Condom:

1980s A Danish physician invents the Female Condom and sells the rights to Chartex Resources Limited, a private British company. In the early years, Chartex was financially supported by a Danish entrepeneur and a Danish foundation.

1987 Chartex selects FHC's predecessor company, Wisconsin Pharmacal Company (WPC), as U.S. licensee for FC Female Condom.

1993 WPC secures Food and Drug Administration (FDA) approval for the Female Condom.

1994 Chartex secures FDA approval for its U.K.-based manufacturing facility to export Female Condoms to the United States.

1996 The WPC entity legally changes its name to the Female Health Company, a U.S. public company. FHC purchases Chartex and now owns worldwide rights to the Female Condom, and begins to build partnerships and alliances with global public health agencies and governments.

2003 To promote proper use and educate women worldwide, FHC establishes the Global Public Sector (GPS) team. This development is critical to develop a global market for the Female Condom.

2003 FC1 unit sales reach 13.4 million; FHC begins development of FC2.

2005 FHC submits a scientific dossier for FC2 to the World Health Organization (WHO) and secures European Union approval for FC2.

2006 FC2 receives clearance from WHO for bulk purchases of FC2 by United Nations agencies. This is also the year India and Brazil regulatory agencies approve FC2, and FHC experiences its first profitable year.

2007 Distribution of FC2 begins in countries outside of the United States.

2008 The U.S. FDA's OB-GYN Advisory Committee unanimously recommends to the FDA that FC2 be approved.

2008 Combined unit sales for FC1 and FC2 top 34 million.

Financial Review



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"Safe Harbor" Statement under the Private Securities Litigation Reform Action of 1995: The statements in this release which are not historical fact are forward-looking statements based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of government pressures; currency risks; capacity; efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

Overview

The Company manufactures, markets and sells the FC Female Condom, the only Food and Drug Administration (FDA)-approved product under a woman's control which provides dual protection against unintended pregnancy and sexually transmitted diseases, including HIV/AIDS. During 2003, the Company began development of its second generation Female Condom (FC2), which was completed in 2005. In August, 2006, after a stringent technical review, the World Health Organization cleared it for purchase by UN agencies. The first substantial sales of FC2 occurred in the second quarter of fiscal 2007. The Company submitted a PMA with the FDA for FC2 in January 2008. The FDA's OB/GYN Device Advisory Committee unanimously voted at its December 11, 2008 meeting that the Company's second-generation Female Condom, the FC2 Female Condom, is approvable with a single condition. The condition is that the FC2 Female Condom's instructions for use continue to follow use instructions for the FC Female Condom (FC1) and appropriately identify the study that was performed to establish the comparable safety and effectiveness of FC2 with FC1. The FDA is not bound by the committee's recommendation, but it takes its advice into consideration when completing its review of obstetric and gynecologic devices. If the FDA determines the FC2 Female Condom approvable, the final step will be to confirm the package labeling and directions. The Company believes that FC2 will result in a significant reduction in production costs and accelerate growth through the lower price product.

Revenues. Most of the Company's revenues are derived from sales of the Female Condom, its only product, and are recognized upon shipment of the product to its customers. Beginning in fiscal 2008, revenue is also being derived from licensing its intellectual property to its business partner in India, Hindustan Latex Limited. Such revenue appears as royalties on the Audited Consolidated Statement of Income for the year ended September 30, 2008.

The Company's strategy is to develop a global market and distribution network for its product by maintaining relationships with public sector groups and completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise. The Company's customers include the following:

- The Company sells the Female Condom to the global public sector under the umbrella of its agreement with UNAIDS. This agreement facilitates the availability and distribution of the Female Condom at a reduced price based on the Company's cost of production. The current price per unit ranges between £0.42 and £0.445 (British pounds sterling), or approximately $0.76 to $0.81, depending on contractual volumes. Currently, the Female Condom is available in over 90 countries through public sector distribution.
- The Company sells FC1 to the U.S. Agency for International Development (USAID) for use in USAID prevention programs in developing countries.
- The Company sells FC1 in the United States to city and state public health clinics as well as not-for-profit organizations such as Planned Parenthood.
- The Company markets the Female Condom directly in the United Kingdom. The Company has distribution agreements with commercial partners which market directly to consumers in 15 countries, including the United States, Brazil, Canada, Mexico, Spain, France, Japan and India. These agreements are generally exclusive for a single country. Under these agreements, the Company manufactures and sells the Female Condom to the distributor partners, who, in turn market and distribute the product to consumers in the established territory.

Occasionally, significant quarter to quarter variations may occur due to the timing and shipment of large orders, not from any fundamental change in the Company's business. Because the Company manufactures FC1 in a leased facility located in London, England and FC2 in a leased facility located in Selangor D.E., Malaysia, a portion of the Company's operating costs are denominated in foreign currencies. While a material portion of the Company's future sales are likely to be in foreign markets, all sales are denominated in either British pounds sterling or United States dollars. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of British pounds sterling relative to the United States dollar. Since the Malaysian ringgit (MYR) is historically quite stable against the dollar, the foreign exchange impact of MYR versus British pounds (GBP) is negligible as the UK subsidiary's financial statements are converted to U.S. dollars. On an ongoing basis, management continues to evaluate the Company's commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate.

Expenses. The Company manufactures FC1 at its facility located in the United Kingdom and FC2 at its facility located in Selangor D.E., Malaysia. The Company's cost of goods sold consists primarily of direct material costs, direct labor costs and indirect production and distribution costs. Direct material costs include raw materials used to make the

Female Condom, principally polyurethane for FC1 and a nitrile polymer for FC2. Indirect product costs include logistics, quality control, and maintenance expenses, as well as costs for helium, nitrogen, electricity, and other utilities. All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

The Company has experienced increased costs of products, supplies, salaries and benefits, and increased general and administrative expenses. In both 2007 and 2008, the Company has increased selling prices wherever possible to offset such cost increases.

As noted above, the Company's manufacturing costs are subject to currency risks associated with changes in the exchange rate of British pounds sterling relative to the United States dollar. To date, the Company's management has not deemed it appropriate to utilize currency hedging strategies to manage its currency risks. A decrease of the value of the U.S. dollar compared to British pounds sterling has the effect of increasing the Company's cost of sales and decreasing its gross profit margin. When the dollar strengthens against the pound, the opposite impact occurs.

Operating Highlights. The Company's net revenues have increased steadily in recent periods. The Company had net revenues of $25,634,126 in the fiscal year ended September 30, 2008 as compared to net revenues of $19,319,889 in the fiscal year ended September 30, 2007.

The Company generated cash flow from operations of $4.2 million in 2008 versus using $0.08 million in its operation for the fiscal year ended September 30, 2007.

The Company had net income attributable to common stockholders of $4,829,262 or $0.18 per diluted share in fiscal 2008. In fiscal 2007, the Company had net income attributable to common stockholders of $1,532,665 or $0.06 per diluted share.

Results of Operations

Fiscal Year Ended September 30, 2008 ("2008") Compared to Fiscal Year Ended September 30, 2007 ("2007")

The Company had net revenues of $25,634,126 and net income attributable to common stockholders of $4,829,262 or $0.18 per diluted share versus net revenues of $19,319,889 and net income attributable to common stockholders of $1,532,665 or $0.06 per diluted share in 2007.

Net revenues increased $6,314,237, or 33 percent, in 2008 over the prior year, demonstrating growth in demand for Female Condoms. In 2008, net revenue included royalties of $105,876 earned from licensing intellectual property to the Company's business partner in India, Hindustan Latex Limited.

Gross profit increased $3,573,486, or 50 percent, to $10,729,801 for 2008 from $7,156,315 for 2007. The increase was attributable to improved FC margins as overhead was spread over a higher number of units and the product mix, with a higher percentage of the more profitable second generation product, FC2.

Cost of sales increased $2,740,751, or 23 percent, to $14,904,325 for 2008 from $12,163,574 for 2007. The increase in cost of sales is a result of increased volume and a slight increase in manufacturing costs.

Advertising and promotional expenses increased $43,926 to $223,800 for 2008 from $179,874 for 2007. The increase relates to the public relations program to promote FC2 and communicate the Company's global contribution to women's health, and promotional expenses related to the 2008 International AIDS Conference held in Mexico City, in August 2008.

Selling, general and administrative expenses increased $1,173,624, or 20 percent, to $7,038,060 in 2008 from $5,864,436 in 2007. The increase resulted from full year versus partial year salaries and related costs from various positions added mid-year 2007, increased consulting fees for Sarbanes-Oxley-related review of internal control over financial reporting and incentive bonuses related to the achievement of various levels of profitability and units shipped.

Research and development costs increased $75,608 to $284,216 in 2008 from $208,608 in 2007. The costs in 2007 were incurred to develop commercial scale manufacturing of FC2, while fiscal 2008 costs are related to the preparation and support of the PMA for FC2.

Total operating expenses increased $1,293,158 to $7,546,076 in 2008 from $6,252,918 in 2007 as a result of increases in selling, general and administrative expense, advertising and promotion, and research and development costs.

The Company's operating income increased $2,280,328 to $3,183,725 in 2008 from $903,397 in 2007 due to the improved gross profit partially offset by an increase in operating expenses.

The Company recorded nonoperating income of $1,020,181 in 2008 versus nonoperating expense of $34,484 in 2007. This was primarily attributable to a significant gain on foreign currency ($966,736). In accordance with Financial Accounting Standards No. 52, *Foreign Currency Translation*, the financial statements of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Translation adjustments on intercompany trade accounts are recorded in earnings as the local currency is the functional currency. Assets located outside the United States totaled approximately $7,500,000 and $6,500,000 at September 30, 2008 and 2007, respectively.

Under the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, an entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carry forward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability has made it more likely than not that the Company will utilize a portion of its net operating carry forwards in the future. The Company has recorded a tax benefit in the amount of $775,000 during the year ended September 30, 2008 compared to $825,000 for the year ended September 30, 2007 as a result of the decrease in the valuation allowance on these assets.

Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase demand for the Female Condom and to cost-effectively manufacture sufficient quantities of the Female Condom. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from the Female Condom, its sole current product. While management believes that the global potential for the Female Condom is significant, the ultimate level of consumer demand around the world is not yet known.

Distribution Network

The Company's strategy is to develop a global distribution network for the Female Condom by entering into partnership arrangements with financially secure companies with appropriate marketing expertise. This strategy has resulted in numerous in-country distributions in the public sector, particularly in Africa, Latin America, and recently India. The Company has also entered into several partnership agreements for the commercialization of the Female Condom in consumer sector markets around the world. However, the Company is dependent on country governments, global donors, as well as U.S. municipal and state public health departments to continue AIDS/HIV/STD prevention programs that include Female Condoms as a component of such programs. The Company's commercial market penetration is dependent on its ability to identify appropriate business partners who will effectively market and distribute the Female Condom within its contractual territory. Failure by the Company's partners to successfully market and distribute the Female Condom or failure of donors and/or country governments to establish and sustain HIV/AIDS prevention programs which include distribution of Female Condoms, the Company's inability to secure additional agreements with global AIDS prevention organizations, or the Company's inability to secure agreements in new markets, either in the public or private sectors, could adversely affect the Company's financial condition and results of operations.

Inventory and Supply

All of the key components for the manufacture of the Female Condom are essentially available from either multiple sources or multiple locations within a source.

Global Market and Foreign Currency Risks

The Company manufactures FC1 in a leased facility located in London, England and FC2 in a leased facility located in Malaysia. A material portion of the Company's future sales are likely to be in foreign markets. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of foreign currencies relative to the United States dollar.

On an ongoing basis, management continues to evaluate its commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. In addition, some of the Company's future international sales may be in developing nations where dramatic political or economic changes are possible. Such factors may adversely affect the Company's results of operations and financial condition.

Government Regulation

The Female Condom is subject to regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic (FDC) Act, and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval, and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA or a failure by FDA to approve, or a significant delay of approval by the FDA of FC2.

Liquidity and Sources of Capital

In 2007, the Company's operations consumed cash of $0.1 million primarily due to the timing of collection of accounts receivable. In fiscal year 2008, the Company generated $4.2 million in positive cash flow from operations. Investing activities consumed $0.5 million, primarily in purchasing fixed assets. Financing activities consumed a net of $1.9 million; $2.4 million was used to repurchase stock, $0.7 million generated by stock option and warrant exercises, and $0.2 consumed by preferred dividend and capital lease payments. Cash flows from operations, investing activities and financing activities together with an $0.8 million negative currency exchange rate impact resulted in a positive cash flow of $1.1 million in fiscal 2008. In earlier years, the Company funded operating losses and capital requirements, in large part, through the sale of preferred stock, common stock, or debt securities convertible into common stock.

At September 30, 2008, the Company had working capital of $9.2 million and stockholders' equity of $9.7 million compared to working capital of $7.2 million and stockholders' equity of $7.4 million as of September 30, 2007.

The Company believes its current cash position is adequate to fund operations of the Company in the near future, although no assurances can be made that such cash will be adequate. However, if needed, the Company may sell equity securities to raise additional capital and may borrow funds under its Heartland Bank credit facility.

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000. These notes expire on July 1, 2009. These notes were extended under the same terms as the initial notes dated May 19, 2004, with the exception of the interest rate which has been reduced to prime plus .5 percent (prime rate was 5 percent on September 30, 2008). No new warrants were issued as part of the extension of these notes. These notes are collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes on September 30, 2008.

As of December 10, 2008, the Company had approximately $3.7 million in cash, net trade accounts receivable of $3.2 million and current trade accounts payable of $1.1 million. Presently, the Company has no required debt service obligations.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. In 2007 and 2008 the Company has, where possible, increased selling prices to offset such increases in costs.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Female Health Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Female Health Company and Subsidiaries, as of September 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of The Female Health Company and Subsidiaries' internal control over financial reporting as of September 30, 2008, included in the accompanying Controls and Procedures and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

Chicago, Illinois
December 18, 2008

Consolidated Balance Sheet

Years Ended September 30	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 1,922,148	$ 799,421
Restricted cash	211,873	86,435
Accounts receivable, net of allowance for doubtful accounts 2008 $53,000 and 2007 $51,000	6,810,050	6,080,153
Inventories	1,322,652	1,372,582
Prepaid expenses and other current assets	414,040	399,536
Deferred Income Taxes	1,600,000	825,000
Total Current Assets	**12,280,763**	**9,563,127**
OTHER ASSETS	55,330	251,536
Total Other Assets	**55,330**	**251,536**
EQUIPMENT, FURNITURE AND FIXTURES		
Equipment not yet in service	–	444,275
Equipment, furniture and fixtures	6,046,283	5,967,082
	6,046,283	**6,411,357**
Less accumulated depreciation and amortization	4,551,638	5,032,472
Net Property, Plant and Equipment	**1,494,645**	**1,378,885**
TOTAL ASSETS	**$ 13,830,738**	**$ 11,193,548**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 621,115	$ 806,134
Accrued expenses and other current liabilities	2,385,540	1,532,170
Preferred dividends payable	25,068	53,025
Total Current Liabilities	**3,031,723**	**2,391,329**
Obligations under capital leases	49,597	23,176
Deferred gain on sale of facilities	836,733	1,074,339
Deferred Grant Income	203,483	257,245
Total Liabilities	**4,121,536**	**3,746,089**
STOCKHOLDERS' EQUITY		
Convertible preferred stock, Class A Series 1, par value $0.01 per share; Authorized 5,000,000 shares; no shares issued and outstanding in 2008; 56,000 shares issued and outstanding in 2007	–	560
Convertible preferred stock, Class A Series 3, par value $0.01 per share; Authorized 700,000 shares; 307,602 and 473,377 shares issued and outstanding in 2008 and 2007, respectively	3,076	4,734
Convertible preferred stock, Class B, par value $0.50 per share; Authorized 15,000 shares; no shares issued and outstanding	–	–
Common stock, par value $0.01 per share; Authorized 38,500,000 shares; issued 27,112,908 and 26,437,908 shares, and 26,271,908 and 26,264,508 shares outstanding in 2008 and 2007, respectively	271,129	264,379
Additional paid-in capital	65,366,130	64,954,610
Accumulated other comprehensive (loss) income	(162,705)	1,051,156
Accumulated deficit	(53,598,971)	(58,428,233)
Treasury stock, at cost, 841,000 and 173,400 shares of common stock in 2008 and 2007, respectively	(2,169,457)	(399,747)
Total Stockholders' Equity	**9,709,202**	**7,447,459**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 13,830,738**	**$ 11,193,548**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Years Ended September 30	2008	2007
PRODUCT SALES	$ 25,528,250	$ 19,319,889
ROYALTY INCOME	105,876	–
NET REVENUES	**25,634,126**	**19,319,889**
COST OF SALES	14,904,325	12,163,574
GROSS PROFIT	**10,729,801**	**7,156,315**
OPERATING EXPENSES:		
Advertising and promotion	223,800	179,874
Selling, general and administrative	7,038,060	5,864,436
Research and development	284,216	208,608
Total Operating Expenses	**7,546,076**	**6,252,918**
OPERATING INCOME	**3,183,725**	**903,397**
NONOPERATING INCOME (EXPENSE):		
Interest, net and other income	53,445	36,004
Foreign currency transaction gain (loss)	966,736	(70,488)
Total Nonoperating Income (Expense)	**1,020,181**	**(34,484)**
INCOME BEFORE INCOME TAXES	**4,203,906**	**868,913**
Income tax benefit	(762,862)	(825,000)
NET INCOME	**4,966,768**	**1,693,913**
Preferred dividends, Class A Series 1	8,397	11,201
Preferred dividends, Class A Series 3	129,109	150,047
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 4,829,262	$ 1,532,665
NET INCOME PER BASIC COMMON SHARES OUTSTANDING	$ 0.18	$ 0.06
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	26,116,499	24,952,440
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.18	$ 0.06
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	27,983,263	26,398,565

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2008 and 2007

	Class A Series 1 Preferred Stock	Class A Series 3 Preferred Stock	Class B Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Consulting Fees	Deferred Compensation	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2006 (balance forwarded)	**$ 560**	**$ 4,734**	**$ —**	**$ 243,164**	**$ 64,291,244**	**$ (61,000)**	**$ (449,325)**	**$ 598,474**	**$ (59,823,450)**	**$ (32,076)**	**$ 4,772,325**
Cumulative effect of accounting change for SAB 108	–	–	–	–	137,448	–	–	–	(137,448)	–	–
Adoption of FAS 123R	–	–	–	–	(510,325)	61,000	449,325	–	–	–	–
Share-based compensation	–	–	–	585	616,046	–	–	–	–	–	616,631
Issuance of 1,782,645 shares of Common Stock for Warrant Settlement Program	–	–	–	17,826	(17,826)		–	–	–	–	–
Issuance of 150,000 shares of Common Stock for consulting services	–	–	–	1,500	230,500	–	–	–	–	–	232,000
Issuance of 61,397 shares of Common Stock as payment of preferred stock dividends	–	–	–	614	111,613	–	–	–	–	–	112,227
Issuance of 69,000 shares of Common Stock for options exercised	–	–	–	690	95,910	–	–	–	–	–	96,600
Stock repurchase – 173,400 Treasury Shares	–	–	–	–	–	–	–	–	–	(367,671)	(367,671)
Preferred Stock dividends	–	–	–	–	–	–	–	–	(161,248)	–	(161,248)
Comprehensive income:											
Net income	–	–	–	–	–	–	–	–	1,693,913	–	1,693,913
Foreign currency translation adjustment	–	–	–	–	–	–	–	452,682	–	–	452,682
COMPREHENSIVE INCOME											**2,146,595**
BALANCE AT SEPTEMBER 30, 2007	**$ 560**	**$ 4,734**	**$ —**	**$ 264,379**	**$ 64,954,610**	**$ —**	**$ —**	**$ 1,051,156**	**$ (58,428,233)**	**$ (399,747)**	**$ 7,447,459**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2008 and 2007

	Class A Series 1 Preferred Stock	Class A Series 3 Preferred Stock	Class B Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2007 (balance forwarded)	**$ 560**	**$ 4,734**	**$ —**	**$ 264,379**	**$ 64,954,610**	**$ 1,051,156**	**$ (58,428,233)**	**$ (399,747)**	**$ 7,447,459**
Share-based compensation	–	–	–	800	264,002	–	–	–	264,802
Amortization of unearned consulting fees	–	–	–	–	57,000	–	–	–	57,000
Issuance of 290,000 shares of Common Stock for Warrants exercised	–	–	–	2,900	419,600	–	–	–	422,500
Issuance of 291,000 shares of Common Stock for options exercised	–	–	–	2,910	299,340	–	–	–	302,250
Issuance of 14,000 shares of Common Stock and cash payment for 42,000 shares for redemption 56,000 shares preferred stock Class A, Series 1	(560)	–	–	140	(104,580)	–	–	–	(105,000)
Repurchase 165,773 shares preferred stock Class A, Series 3	–	(1,658)	–	–	(523,842)	–	–	–	(525,500)
Stock repurchase – 667,600 Treasury Shares	–	–	–	–	–	–	–	(1,769,710)	(1,769,710)
Preferred Stock dividends	–	–	–	–	–	–	(137,506)	–	(137,506)
Comprehensive income:									
Net income	–	–	–	–	–	–	4,966,768	–	4,966,768
Foreign currency translation adjustment	–	–	–	–	–	(1,213,861)	–	–	(1,213,861)
COMPREHENSIVE INCOME									**3,752,907**
BALANCE AT SEPTEMBER 30, 2008	**$ —**	**$ 3,076**	**$ —**	**$ 271,129**	**$ 65,366,130**	**$ (162,705)**	**$ (53,598,971)**	**$ (2,169,457)**	**$ 9,709,202**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	2008	2007
OPERATIONS		
Net income	$ 4,966,768	$ 1,693,913
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation and amortization	217,085	133,657
Amortization of deferred gain on sale and leaseback of building	(112,512)	(112,721)
Amortization of deferred income from grant - BLCF	(23,466)	–
(Decrease) Increase in inventory obsolescence reserve	(15,100)	10,035
Provision for bad debts	9,878	1,649
Interest added to certificate of deposit	(2,586)	(2,464)
Amortization of unearned consulting fees	57,000	232,000
Share-based compensation	264,802	616,631
Deferred income taxes	(775,000)	(825,000)
Loss on disposal of fixed assets	6,288	–
CHANGES IN OPERATION ASSETS AND LIABILITIES:		
Accounts receivable	(1,158,701)	(2,648,079)
Inventories	(110,081)	(280,528)
Prepaid expenses and other assets	134,823	167,524
Accounts payable	(94,241)	159,079
Accrued expenses and other current liabilities	879,441	773,316
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**4,244,398**	**(80,988)**
INVESTING ACTIVITIES		
(Increase) decrease in restricted cash	(125,438)	167,508
Proceeds from disposal of fixed assets	13,859	–
Capital expenditures	(347,602)	(970,040)
NET CASH USED IN INVESTING ACTIVITIES	**(459,181)**	**(802,532)**
FINANCING ACTIVITIES		
Payment on capital lease obligations	(36,499)	(11,189)
Proceeds from exercise of stock options	302,250	96,600
Proceeds from exercise of common stock warrants	422,500	–
Redemption and repurchase of preferred stock	(630,500)	–
Purchases of common stock for treasury shares	(1,769,710)	(367,671)
Dividends paid on preferred stock	(165,463)	(7,200)
NET CASH USED IN FINANCING ACTIVITIES	**(1,877,422)**	**(289,460)**
Effect of exchange rate changes on cash	(785,068)	145,008
Net increase (decrease) in cash	**1,122,727**	**(1,027,972)**
Cash at beginning of period	799,421	1,827,393
CASH AT END OF PERIOD	**$ 1,922,148**	**$ 799,421**
Schedule of noncash financing and investing activities:		
Common stock issued for payment of preferred stock dividends	$ –	$ 112,227
Preferred dividends declared	25,068	11,201
Reduction of accrued expense upon issuance of shares	76,516	–
Conversion of 14,000 shares of preferred stock Class A, Series 1 to common stock	35,000	–
Capital lease obligations incurred for the purchase of equipment	103,559	50,130
Foreign currency translation adjustment	(1,213,861)	452,682

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The Female Health Company-UK, and its wholly owned subsidiaries, The Female Health Company - UK, plc and The Female Health Company (M) SDN. BHD. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product, the Female Condom. The original female condom is known as the "FC Female Condom" in the U.S., and "femidom" or "femy" outside of the U.S; the second generation product is known as FC2 throughout the world. The Female Health Company-UK, is the holding company of The Female Health Company-UK, plc, which operates a 40,000 sq. ft. leased manufacturing facility located in London, England. The Female Health Company (M) SDN.BHD leases a 16,000 sq. ft. manufacturing facility located in Selangor D.E., Malaysia.

The product is currently sold or available in either or both commercial (private sector) and public sector markets in 116 countries. The product is marketed in 15 countries by various country-specific commercial partners. The Company's standard credit terms vary from 30 to 90 days, depending on the class of trade and customary terms within a territory, so accounts receivable is affected by the mix of purchasers within the quarter. As is typical in the Company's business, extended credit terms may occasionally be offered as a sales promotion. For the past twelve months, the Company's average days sales outstanding has averaged approximately 87 days. Over the past five years, the Company's bad debt expense has been less than .01 percent of sales.

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the following:

In evaluating the Company's ability to realize it's deferred tax assets management considers all available positive and negative evidence including our past operating results and our forecasts of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal, U.S. state, and international operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company's business.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Cash concentration: The Company's cash is maintained primarily in two financial institutions, one located in London, England and the other in Clayton, Missouri.

Accounts receivable and concentration of credit risk: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. As of September 30, 2008, the $6,810,050 accounts receivable balance was comprised of $6,351,493 trade receivables and $458,557 other receivables, compared to an accounts receivable balance of $6,080,153 as of September 30, 2007 which was comprised of $5,349,128 trade receivables and $731,025 other receivables. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history, and the current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company's customers are primarily governments, ministries of health, and large global agencies which purchase and distribute the Female Condom for use in HIV/AIDS prevention programs. In fiscal year 2008, significant customers were UNFPA (19 percent of sales), John Snow, Inc., facilitator of USAID I DELIVER project (25 percent of sales) and Sekunjalo, distributor to the Republic of South Africa (17 percent of sales).

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation and operations: In accordance with Financial Accounting Standards No. 52, *Foreign Currency Translation*, the financial statements of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity as the local currency is the functional currency. Assets located outside of the United States totaled approximately $7,500,000 and $6,500,000 at September 30, 2008 and 2007, respectively.

Equipment and furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Equipment	5-10 years
Office equipment	3 years
Furniture and fixtures	7-10 years

Depreciation on leased assets is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: The Company currently holds product and technology patents on the Female Condom in the United States, Japan, the United Kingdom, France, Italy, Germany, Spain, the European Patent Convention, Canada, the People's Republic of China, Brazil, South Korea, and Australia. The Company has the registered trademark "FC Female Condom" in the United States and has trademarks on the names "femidom," "femy," "Reality," and others in certain foreign countries. Patents are amortized on a straight-line basis over their estimated useful life. Patents and trademarks have no carrying value in the accompanying balance sheet at September 30, 2008 and 2007.

Financial instruments: The Company has no financial instruments for which the carrying value materially differs from fair value.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2008 and 2007 was approximately $284,000 and $209,000, respectively.

Restricted cash: Restricted cash relates to security provided to one of the Company's UK banks for performance bonds issued in favor of customers. Such security has been extended infrequently and only on occasions where it has been a contract term expressly stipulated as an absolute requirement by the funds' provider. The expiration of the bond is defined by the completion of the event such as, but not limited to, delivery of goods or at a period of time after the product has been distributed.

Revenue recognition: The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price, and collectibility is reasonably assured. Beginning in fiscal 2008, the Company also derives revenue from licensing its intellectual property under an agreement with its business partner, Hindustan Latex Limited. Such revenue appears as royalty income on the Consolidated Statements of Income for the year ended September 30, 2008, and is recognized in the period in which the sale is made by Hindustan Latex Limited.

Deferred grant income: The Company received grant monies from the British Linkage Challenge Fund to help the Company defray certain expenses and the cost of capital expenditures related to a project. The underlying project related to the development of a linkage between the UK subsidiary and Hindustan Latex Limited, in India, to do end-stage manufacturing of the Female Condom and develop the market for the product in that country. The grant received was split between the Company and Hindustan Latex Limited pro-rata to their respective expenditure on the project. The Company utilized the general precepts of U.S. GAAP and the principles of matching and conservatism to determine how to account for the grant monies received. The Company also utilized the guidance of International Accounting Standard No. 20–Accounting for Government Grants and Disclosure of Government Assistance to further support the Company's accounting treatment of the grant received. The Company allocated its share of the grant monies to capital and expense pro-rata to the respective cost allocated to the project. Grant proceeds for expenses were credited to income in the quarter incurred. Grant proceeds for capital expenditure were deferred and released to income in line with the depreciation of the relevant assets.

Share-based compensation: The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 (R), "Share-Based Payments" which establishes standards for the accounting for equity instruments exchanged for employee services. Among its provisions, SFAS 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value.

Advertising: The Company's policy is to expense advertising and promotion costs as incurred.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares and the exercise of stock options and warrants and upon restrictions lapsing on contingent shares, for all periods.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Over the years, the US parent company has financed the operations of its subsidiaries through an intercompany loan with The Female Health Company-UK, plc., which is eliminated upon consolidation. The Company has designated the intercompany loan to be long-term in nature as prescribed by FAS 52. Further, the Company followed the guidance of FAS 52 paragraph 20. b. when translating the subsidiary's balance sheet for consolidation purposes. This paragraph states that "gains and losses on intercompany foreign currency transactions that are of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future) would not be included in the computation of net income when the entities to the transaction are consolidated."

The US parent company routinely purchases inventory produced by its UK subsidiary for sale to its customers. This intercompany trade account is eliminated in consolidation. The Company's policy and intent is to settle the intercompany trade account on a current basis, and in accordance with FAS 52, translation gains and losses are recognized in the consolidated income statement. Included in foreign currency transaction gains and losses is approximately $551,000 and $70,000 of translation gains (losses) on the intercompany trade account for the years ended 2008 and 2007, respectively, which fluctuate based on the timing of inventory purchases by the U.S. from the UK as well as variability in exchange rates.

Reclassification: Certain items in the financial statements for the year ended September 30, 2007 have been reclassified to be consistent with the presentation shown for the year ended September 30, 2008.

Note 2. Earnings per Share

Basic EPS is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding for the period. In the diluted earnings per share calculation, the numerator is the sum of net income attributable to common stockholders and preferred dividends. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares and the exercise of stock options and warrants and unvested shares granted to employees.

Years Ended September 30	2008	2007
Denominator:		
Weighted average common shares outstanding-basic	26,116,499	24,952,440
Net effect of dilutive securities:		
Options	755,600	492,556
Warrants	757,060	694,819
Convertible preferred stock	307,604	–
Unvested restricted shares	46,500	258,750
Total net effect of dilutive securities	1,866,764	1,446,125
Weighted average common shares outstanding - diluted	27,983,263	26,398,565
Income per common share-basic	**$ 0.18**	**$ 0.06**
Income per common share-diluted	**$ 0.18**	**$ 0.06**

Warrants to purchase approximately 450,000 shares of common stock at exercise prices ranging from $2.25 to $3.10 per share that were outstanding during the year ended September 30, 2007, were not included in the computation of diluted net income per share because their effect was anti-dilutive. In March 2008, 400,000 of these warrants expired. The remaining 50,000 warrants will expire in July 2009. There are no anti-dilutive shares in the current year.

Note 3. Inventories

The components of inventory consist of the following at September 30, 2008 and 2007:

Years Ended September 30	2008	2007
Raw material	$ 910,130	$ 808,379
Work in process	135,020	273,704
Finished goods	323,502	358,499
Inventory, gross	1,368,652	1,440,582
Less: inventory reserves	(46,000)	(68,000)
Inventory, net	**$ 1,322,652**	**$ 1,372,582**

Note 4. Notes Payable and Long-Term Debt

Presently, the Company has two revolving notes with Heartland Bank that allow the Company to borrow up to $1,500,000 and expire July 1, 2009. The two notes total $1,500,000 and bear interest payable at a rate of prime plus 0.5 percent (prime rate was 5 percent at September 30, 2008). These notes are collateralized by substantially all of the assets of the Company. No amounts are outstanding under the revolving notes at September 30, 2008 and 2007.

Note 5. Operating Leases and Rental Expense

During the year ended September 30, 2006, the Company renewed and expanded its U.S. lease agreement to 5,100 square feet of office space which expires October 31, 2011. The lease requires monthly payments of $6,682 plus real estate taxes, utilities, and maintenance expenses.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000 square foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one pound sterling during the period December 2006 to December 2027. As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $586,198 (£296,725) per year payable quarterly until 2016. The lease is renewable through December 2027. The Company was also required to make an initial security deposit of $483,168 (£268,125) which has been reduced to $173,589 (£97,500) and is included in accounts receivable in the consolidated balance sheet at September 30, 2008 because the deposit is expected to be returned to the Company during fiscal 2009. This deposit was classified as long term and included in other assets on the balance sheet as of September 30, 2007. The facility had a net book value of $1,398,819 (£810,845) on the date of the transaction. The $1,966,181 (£1,139,155) gain which resulted from this transaction is being recognized ratably over the initial lease term. Unamortized deferred gain as of September 30, 2008 and 2007 was $836,733 (£469,969) and $1,074,339 (£526,921), respectively.

On September 1, 2005, the Company entered into a lease agreement to utilize 1,900 square feet of a facility located in Selangor D.E., Malaysia, for warehousing and manufacturing FC2. The lease expired on December 31, 2007. On September 1, 2007, the Company leased 16,000 sq. ft. of manufacturing space in Selangor D.E., Malaysia. The lease term is for three years at a monthly rate of $7,737 and may be renewed for two additional three-year terms.

The Company also leases equipment under a number of lease agreements which expire at various dates between March 2009 and June 2013. The aggregate monthly rental was $1,920 at September 30, 2008.

Details of operating lease expense, including real estate taxes and insurance, are as follows:

Years Ended September 30	2008	2007
Operating lease expense:		
Factory and office leases	$ 1,052,918	$ 1,026,335
Other	23,038	37,688
	$ 1,075,956	**$ 1,064,023**

In fiscal year 2007 and 2008, the Company entered into several capital leases. Each of the leases have a thirty-six month term and require monthly rentals of $4,492.

Future minimum payments under leases consisted of the following at September 30, 2008:

	Operating Leases	Capital Leases
2009	$ 707,243	$ 53,907
2010	709,649	41,072
2011	618,238	12,247
2012	540,106	–
2013	531,702	–
Thereafter	1,693,970	–
	$ 4,800,908	**$ 107,226**
Less: amount representing interest		$ 11,925
		95,301
Current portion		45,704
		$ 49,597

Note 6. Income Taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities, and for net operating loss and tax credit carryforwards.

In evaluating the Company's ability to realize it's deferred tax assets management considers all available positive and negative evidence including our past operating results and our forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal, U.S. state, and international operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company's business.

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory Federal income tax rate to loss before income taxes as of September 30, 2008 and 2007 is as follows:

Years Ended September 30	2008	2007
Income tax expense at statutory rates	$ 1,429,000	$ 295,000
State income tax, net of federal benefits	222,000	(46,000)
Nondeductible expenses	(76,000)	97,000
Effect of foreign income tax	12,138	0
Utilization of NOL carryforwards	(1,087,000)	(674,000)
Increase (decrease) in valuation allowance	(1,263,000)	(497,000)
Income tax benefit	**$ (762,862)**	**$ (825,000)**

As of September 30, 2008, the Company had federal and state net operating loss carryforwards of approximately $41,601,000 and $22,134,000, respectively, for income tax purposes expiring in years 2009 to 2027. The Company's UK subsidiary, The Female Health Company–UK, plc has UK net operating loss carryforwards of approximately $85,383,000 as of September 30, 2008. These UK net operating loss carryforwards can be carried forward indefinitely to be used to offset future UK taxable income.

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2008 and 2007:

Deferred tax assets:	2008	2007
Federal net operating loss carryforwards	$ 14,144,000	$ 14,812,000
State net operating loss carryforwards	1,771,000	1,877,000
Foreign net operating loss carryforwards-UK	23,907,000	24,702,000
Foreign capital allowance-UK	1,010,000	1,487,000
Foreign net operating loss carryforwards-Malaysia	104,000	–
Other, net	31,000	71,000
Gross deferred tax assets	40,967,000	42,949,000
Valuation allowance for deferred tax assets	39,367,000	42,124,000
Deferred income taxes	**$ 1,600,000**	**$ 825,000**

The valuation allowance decreased by $1,263,000 (representing a reduction of $2,757,000 net of the effects of foreign currency translations of $1,494,000) and increased by $497,000 (representing an increase of $37,000 net of the effects of foreign currency translations of $460,000), for the years ended September 30, 2008 and 2007, respectively. Included in the valuation allowance change is recognition of $775,000 and 825,000 of net operating loss carryforwards in 2008 and 2007 respectively. Under the Internal Revenue Code, certain ownership changes, including the prior issuance of preferred stock, the Company's public offering of common stock and the exercise of common stock warrants and options may subject the Company to annual limitations on the utilization of its net operating loss carryforward. As of September 30, 2008, the amounts subject to limitations has not yet been determined.

In September, 2006, FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 developed a two-step process to evaluate a tax position and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted this interpretation on October 1, 2007. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions. The open tax years are those years ending September 30, 2004 to September 30, 2008, which statutes expire in 2008-2011. As of September 30, 2008, the Company has no recorded liability for unrecognized tax benefits. The adoption and implementation of FIN 48 had no effect on the Company's income from operations, net income or basic and diluted earnings per share for the period ended September 30, 2008.

The Company recognizes interest and penalties related to uncertain tax positions as income tax expense as incurred. No expense for interest and penalties was recognized for the year ended September 30, 2008.

Note 7. Stock Incentive Plan

In March 2008, the Company's shareholders approved the 2008 Stock Incentive Plan which will be utilized to provide equity opportunities and performance-based incentives to attract, retain and motivate those persons who make (or are expected to make) important contributions to the Company. A total of 2,000,000 shares are available for issuance under the plan. As of September 30, 2008, 50,000 of those shares had been issued. The compensation expense related to these awards and related terms of these award are included in the restricted stock disclosures that follow in Note 8.

Note 8. Share-based Compensation

Stock Option Plans

Under the Company's previous share-based long-term incentive compensation plan, the 1997 Stock Option Plan, the Company granted non-qualified stock options to employees. There are no shares available for grant under the plan which expired on December 31, 2006. Options issued under that plan expire in 10 years and generally vested 1/36 per month, with full vesting after three years.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on our historical experience and future expectations. Stock compensation expense related to options for the years ended September 30, 2008 and 2007 was $56,470 and $121,564, respectively.

The Company did not grant any stock options for the year ended September 30, 2008. The Company's outstanding stock options were issued under its 1997 Stock Option plan. These stock options expire 10 years from the grant date and generally vest ratably over the thirty-six month vesting period.

The Company granted 180,000 stock options during the fiscal year ended September 30, 2007. The table below outlines the weighted average assumptions for options granted during the fiscal year ended September 30, 2007.

Year Ended September 30, 2007	
Weighted average assumptions:	
Expected volatility	61.2%
Expected dividend yield	0%
Risk-free interest rate	5.10%
Expected term (in years)	10.0
Fair value of options granted	$ 0.95

During the fiscal year ended September 30, 2007, the Company used historical volatility of our common stock over a period equal to the expected life of the options to estimate their fair value. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts on the common stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. To value option grants and other awards for actual stock-based compensation, the Company used the Black-Scholes option valuation model. When the measurement date is certain, the fair value of each option grant is estimated on the date of grant and is based on the assumptions used for the expected stock price volatility, expected term, risk-free interest rates and future dividend payments.

Option Activity:

The following table summarizes the stock options outstanding and exerciserable at September 30, 2008:

		Weighted Average		
	Number of Shares	Exercise Price Per Share	Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2006	**2,644,980**	**$ 1.38**		
Granted	180,000	1.27		
Exercised	(69,000)	1.40		
Forfeited	(10,000)	2.70		
Outstanding at September 30, 2007	**2,745,980**	**$ 1.37**		
Granted	--	—		
Exercised	(291,000)	1.04		
Forfeited	(15,000)	1.27		
Outstanding at September 30, 2008	**2,439,980**	**$ 1.41**	**4.88**	**$ 4,006,467**
Exercisable at September 30, 2008	**2,389,980**	**$ 1.41**	**4.81**	**$ 3,917,467**

The aggregate intrinsic value in the table above is before income taxes, based on the Company's closing stock price of $3.05 on the last day of business for the period ended September 30, 2008. The total intrinsic value of options exercised during the years ended September 30, 2008 and 2007 was $506,350 and $46,230 respectively.

Total unrecognized compensation cost for stock options as of September 30, 2008 was $50,000. This compensation cost will be recognized over a weighted average period of 1.0 year. The realized tax benefit from stock options and other share-based payments for the years ended September 30, 2008 and 2007 was not recognized, based on the Company's election of the "with and without" approach.

Restricted Stock:

The Company issues restricted stock to employees and consultants. Such issuances may have vesting periods that range from one to two years or the issuances may be contingent on continued employment for periods that range from one to two years. In addition, the Company has issued stock awards to certain employees that contain vesting provisions or provide for future issuance contingent upon the achievement of preestablished performance targets.

A summary of the nonvested stock activity for the fiscal year 2008 is summarized in the table below:

Nonvested awards summary:	Shares	Weighted Average Grant-Date Fair Value
Outstanding at October 1, 2006	347,917	$ 1.48
Stock Granted	231,250	$ 1.61
Vested	(463,334)	$ 1.54
Forfeited	(2,500)	$ 1.26
Total Outstanding September 30, 2007	**113,333**	**$ 1.53**
Stock Granted	46,500	$ 2.32
Vested	(157,278)	$ 1.75
Forfeited	—	—
Total Outstanding September 30, 2008	**2,555**	**$ 2.65**

The Company recognized share-based compensation expense for restricted stock of approximately $265,000 for the year ended September 30, 2008 and $727,067 for the year ended September 30, 2007. This expense is included in selling, general and administrative expenses for the respective periods.

As of September 30, 2008, there was approximately $7,000 of total unrecognized compensation cost related to nonvested restricted stock compensation arrangements granted under the incentive plans. This unrecognized cost will be recognized over the weighted average period of the next 1.1 years. The fair value of the shares that vested during the years ended September 30, 2008 and 2007 was $656,205 and $731,375, respectively.

Common Stock Purchase Warrants

The Company did not issue any common stock purchase warrants in either fiscal year 2008 or fiscal year 2007. In 2008, warrant holders exercised 290,000 warrants. The Company received $422,500 of proceeds from the exercise of these warrants. No warrants were exercised in 2007 other than those settled through the Warrant Settlement Program. The intrinsic value of warrants outstanding and exercisable at September 30, 2008 is $2,482,725. There is no unrecognized compensation cost related to warrants as of September 30, 2008.

At September 30, 2008, the following warrants were outstanding and exercisable:

	Number Outstanding
Warrants issued in connection with:	
Investor relations	200,000
Note payable, bank	340,000
Notes payable, related party	686,500
Outstanding at September 30, 2008	**1,226,500**

Warrants Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding and Exercisable at 9/30/08	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price
$ 0.40 to $ 0.50	364,000	2.47	$ 0.40
0.51 to 1.00	12,500	1.38	0.72
1.01 to 3.00	850,000	6.47	1.30
	1,226,500	**5.23**	**$ 1.03**

Warrant Settlement Program

During the third quarter of fiscal 2007, the Company offered certain holders of warrants a program under which they could settle the warrants for fully vested common stock. The subject warrants had exercise prices ranging from $0.40 per share to $1.50 per share. Warrant holders who elected to participate in the program tendered 2,762,500 warrants to acquire 1,782,645 shares of common stock, which were issued during the third quarter of FY 2007. Since the fair value of the warrants tendered was greater than the value of the common stock received, no expense was recorded related to this program.

Note 9. Preferred Stock

Redemption of Class A Series 1 Convertible Preferred Stock

In May 2008, the Company elected to exercise its right to redeem all of the 56,000 outstanding shares of its Class A Series 1 Convertible Preferred Stock (the "Series 1 Preferred Stock"), subject to the right of the holders to elect to convert their shares of Series 1 Preferred Stock into Common Stock in lieu of redemption. On the redemption dates in June 2008, 42,000 of the outstanding shares of Series 1 Preferred Stock were acquired by the Company pursuant to the redemption and cancelled and the remaining 14,000 outstanding shares of Series 1 Preferred Stock were converted into 14,000 shares of Common Stock and cancelled. The Series 1 Preferred Stock was subject to an 8 percent dividend, paid annually. The Company paid a redemption price per share equal to the liquidation value per share (which was $2.50 per share plus accrued and unpaid dividends) for the 42,000 shares that were redeemed. Shareholders who elected to convert received one common share for each share of Series 1 Preferred Stock plus accumulated dividends. The final unpaid dividends of $2,100 for the converted 14,000 shares of Series 1 Preferred Stock were paid in July 2008.

The Company issued 473,377 shares of Series 3 Preferred Stock to 11 investors during February 2004 and received $1,500,602 in proceeds. Each share of Series 3 Preferred Stock is convertible at any time into one share of the Company's common stock. Holders of shares of the Series 3 Preferred Stock are entitled to cumulative dividends in preference to any dividend on the Company's common stock at the rate of 10 percent of the original issuance price ($3.17 per share) per annum, payable quarterly at the Company's option in cash or shares of the Company's common stock. If dividends are paid in shares of common stock, the dividend rate will be equal to 95 percent of the average of the closing sales prices of the common stock on the five trading days preceding the dividend reference date. The dividend reference date means January 1, April 1, July 1, October 1 of each year. In the event of a liquidation or dissolution of the Company, the Series 3 Preferred Stock would have priority over the Company's common stock and holders of any other series of preferred stock of the Company. The Company may redeem any share of Series 3 Preferred Stock at any time that is after the second anniversary of the date of issuance of the share, provided that the redemption may not occur until the first day on or after the second anniversary of the date of issuance of such share in which the market value of the Company's common stock is at least 150 percent of the original issue price of $3.17 per share. The liquidation preference on the Series 3 Preferred Stock is $3.17 per share plus accrued and unpaid dividends. As of September 30, 2008, there are 307,602 shares of Series 3 Preferred Stock outstanding.

Repurchase of Class A Series 3 Convertible Preferred Stock

In April 2008, the Company repurchased 150,000 shares of Class A Series 3 Convertible Preferred Stock, which is subject to a 10 percent dividend, paid quarterly. The shares were repurchased at $3.17 per share for a total of approximately $475,000. In July, 2008, the Company repurchased an additional 15,773 shares of Class A Series 3 Convertible Preferred Stock for a total of approximately $50,000; the dividend of approximately $500 of this purchase was paid in October, 2008. All of the shares were purchased at the same per share price at which they were sold to the shareholder, $3.17 per share. The repurchased preferred shares have been retired.

Note 10. Stock Repurchase Program

On January 17, 2007, the Company announced a Stock Repurchase Program under the terms of which up to a million shares of its common stock could be purchased during the subsequent twelve months. In March 2008, the Board approved the continuation of this program through December 31, 2009 for up to 2 million shares. Through September 30, 2008, the Company has purchased 841,000 shares.

Issuer Purchases of Equity Securities: Details of Treasury Stock Purchases to Date through September 30, 2008

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
January 17, 2007-September 30, 2007	173,400	$ 2.12	173,400	826,600
October 1, 2007-June 30, 2008	439,600	2.57	613,000	1,387,000
July 1, 2008-July 31, 2008	53,000	2.51	666,000	1,334,000
August 1, 2008-August 31, 2008	68,700	2.62	734,700	1,265,300
September 1, 2008-September 30, 2008	106,300	3.09	841,000	1,159,000
Quarterly Subtotal	**228,000**	**2.81**	**228,000**	—
Total	**841,000**	**$ 2.54**	**841,000**	**1,159,000**

In October, 2008, the Board of Directors amended its Stock Repurchase Program to allow the repurchase of common stock issued under the Company's equity compensation plans from directors, employees, consultants and other service providers of the Company or any of its subsidiaries. The repurchases would be authorized by Company officers at fair market value. Total repurchases under this amendment are limited to an aggregate of 250,000 per calendar year and to a maximum of 25,000 shares annually per individual. The maximum repurchase for the remainder of calendar 2008 would be a total of 62,500 shares or 6,250 per individual. This provision will expire at the termination date of the Stock Repurchase Program. To date, no repurchases have been made under this provision.

Note 11. Employee Benefit Plans

Employee retirement plan:

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $13,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2008 and 2007. Annual company contributions were approximately $30,000 and $19,000 for 2008 and 2007, respectively.

Note 12. Industry Segments and Financial Information about Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture, and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows (in thousands).

	Net Sales to External Customers		Long-Lived Assets	
Years Ended September 30	2008	2007	2008	2007
South Africa	$ 4,302 [1][2]	$ 3,733 [1]	$ —	$ —
Zimbabwe	4,084 [1][3]	4,096 [1]	—	—
United States	2,356	2,516	194	226
France	*	1,217	—	—
Brazil	2,239	*	—	—
Tanzania	1,460	*	—	—
Papua New Guinea	1,292	*	—	—
Zambia	*	940	—	—
India	*	*	174	225
United Kingdom	*	*	171	315
Malaysia	*	*	1,011	864
Other	9,795	6,818	—	—
Total	**$ 25,528**	**$ 19,320**	**$ 1,550**	**$ 1,630**

* Less than 5 percent of total net sales

[1] Comprised of a single customer considered to be a major customer (exceeds 10 percent of net sales)

[2] This customer had approximately $897,000 of outstanding accounts receivable at September 30, 2008. All of the receivable was paid by the date of this filing.

[3] This customer had approximately $1,385,600 of outstanding accounts receivable at September 30, 2008. All of the receivable was paid by the date of this filing.

Note 13. Contingent Liabilities

The testing, manufacturing, and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for The Female Health Company's consumer health care product.

Note 14. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The requirements of SFAS 157 are effective for fiscal years beginning after November 15, 2007 except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until fiscal years beginning after November 15, 2008. The Company does not believe SFAS 157 will have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not elected adoption of SFAS 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*, which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (our Fiscal 2010). SFAS No. 141R will have an effect on the company's consolidated financial statements for any business combinations the company may enter into.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51*, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No.160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (our Fiscal 2010). The Company does not believe SFAS No. 160 will have an effect on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161) as an amendment to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In May 2008, the FASB issued FAS No. 162 *The Hierarchy of Generally Accepted Accounting Principles* ("FAS 162"). FAS 162 identifies the sources of accounting generally accepted accounting principles in the United States. FAS 162 is effective sixty days following the SEC's approval of PCAOB amendments to AU Section 411, "The Meaning of 'Present fairly in conformity with generally accepted accounting principles'". The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Corporate Information

Officers

O.B. Parrish
Chief Executive Officer

Donna Felch
Chief Financial Officer

Michael Pope
Vice President, U.K. and Malaysian Operations

William R. Gargiulo, Jr.
Vice President/Secretary (retired)

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor

Jack Weissman
Vice President, U.S. Sales

Janet Lee
Controller

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor
The Female Health Company
Chicago, Illinois

William R. Gargiulo, Jr.
Vice President/Secretary (retired)
The Female Health Company
Chicago, Illinois

David R. Bethune
Executive Chairman
Zila Pharmaceuticals, Inc.
Phoenix, Arizona

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

Mary Margaret Frank, Ph.D.
Assistant Professor
University of Virginia
Darden Graduate School of Business
Charlottesville, Virginia

Michael R. Walton
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Former Chairman
Wenninger Company Inc.
Milwaukee, Wisconsin

Other Shareholder Information

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60654
312.595.9123

Manufacturing Locations
One Sovereign Park
Park Royal, London, England

Cheras Jaya, Balakong
Selangor D.E., Malaysia

Hindustan Latex Limited
Plot 16-A/1, CSEZ
Kochi, 682037, India

Worldwide Web Addresses
www.femalehealth.com
www.femalecondom.org

E-mail Addresses
info@femalecondom.org
fhcinvestor@femalehealthcompany.com

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Independent Auditors
McGladrey & Pullen, LLP
Chicago, Illinois

Legal Counsel
Reinhart Boerner Van Deuren, s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
The Female Health Company common shares have been traded on the American Stock Exchange under the trading symbol "FHC" since July 9, 2007. On December 1, 2008, following the merger of The American Stock Exchange with the New York Stock Exchange, the Company's stock began to trade on the NYSE Alternext under the "FHC" symbol.

Inquiries
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-K and Quarterly Reports to Shareholders) should contact Investor Relations at 312.595.9123.

Send an e-mail request to:
fhcinvestor@femalehealthcompany.com

Or write to:

Investor Relations
Donna Felch
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60654

Profile

The Female Health Company (FHC) is the maker of the FC Female Condom (FC1 and FC2), a revolutionary option offering women dual protection against sexually transmitted diseases, including HIV/AIDS, and unintended pregnancy.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC1.

The corporation holds exclusive product and technology patents for FC1 in the United States, Australia, Brazil, Canada, France, Germany, Italy, Spain, the United Kingdom, the People's Republic of China, South Korea and Japan. Patents are pending for FC2.

FHC is the sole manufacturer and marketer of the FC1 and FC2 Female Condoms in the world. FHC and its partners currently market the Female Condom under FC Female Condom®, FC2 Female Condom®, Reality®, Femidom®, Femy®, and Care® in the rest of the world.



Product

The Female Condom is designed for use by women to help prevent HIV/AIDS, other sexually transmitted diseases and unintended pregnancy. Currently the Female Condom is available in two materials: FC1 is made of polyurethane and is manufactured in London. FC2 is made of a nitrile polymer and manufactured in Malaysia and in India. Both versions of the Female Condom have a soft, thin sheath which lines the vagina and covers the labia during intercourse; the condom is held in place with a soft ring at each end.

Clinical studies in the United States and Japan show that FC1 is 95 percent to 98 percent efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC1 to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS. Studies have shown that FC2 is functionally equivalent to FC1.

FC1 is currently sold or available through various channels in 116 countries. It is commercially marketed directly to consumers in 15 countries by various country-specific partners, including in the United States, the United Kingdom, Canada and France. Currently, public sector female condom programs in various stages are ongoing in over 90 countries. FC2 is available in 22 countries outside the United States.

The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60654
312.595.9123
www.femalehealth.com